Exhibit 99.2

FIRST AMENDMENT
OF
HANESBRANDS INC. RETIREMENT SAVINGS PLAN

(As Amended and Restated Effective as of January 1, 2017)

WHEREAS, Hanesbrands Inc. (the “Company”) maintains the Hanesbrands Inc. Retirement Savings Plan (As Amended and Restated Effective as of January 1, 2017) (the “Plan”); and

WHEREAS, amendment of the Plan is now considered desirable;

NOW, THEREFORE, by virtue of the power reserved to the Company by Subsection 15.01 of the Plan, and in exercise of the authority delegated to the Hanesbrands Inc. Employee Benefits Administrative Committee (the “Administrative Committee”) by resolution of the Board of Directors of the Company, the Plan is hereby amended, effective upon the close of business on December 31, 2018, by adding a new Supplement D, in the form attached hereto, to the Plan, immediately following Supplement C thereof.

*         *         *

IN WITNESS WHEREOF, the Administrative Committee has caused this amendment to be executed by its duly authorized Committee Delegate this 21st day of December, 2018.

HANESBRANDS INC. EMPLOYEE BENEFITS ADMINISTRATIVE COMMITTEE

By:	/s/ Virginia Piekarski
Administrative Committee Member

SUPPLEMENT D

December 31, 2018 Merger of the Alternative Apparel, Inc. 401(k) Plan
into the Hanesbrands Inc. Retirement Savings Plan

D-1.        Introduction. Effective upon the close of business on December 31, 2018 (the “Merger Date”), the Alternative Apparel, Inc. 401(k) Plan (the “Alternative Apparel Plan”) shall be merged into, and continued in the form of, the Plan. The purpose of this Supplement D is to effectuate the merger of the Alternative Apparel Plan into the Plan and the transfer of assets described in Paragraph D-2 below in accordance with Sections 401(a)(12), 411(d)(6), and 414(1) of the Code and the Treasury Regulations and other guidance issued thereunder. The terms of this Supplement D shall supersede the provisions of the Plan to the extent such provisions are inconsistent with the terms of this Supplement D.

D-2.        Transfer of Assets. On or as soon as practicable following the Merger Date, the assets of the trust that funds the Alternative Apparel Plan shall be transferred to the Trust Fund. Such transferred assets shall be invested in the Investment Funds designated by the Investment Committee; provided that, participants in the Alternative Apparel Plan as of the Merger Date (“Alternative Apparel Participants”) shall be permitted to make investment elections in accordance with procedures established by the Committee.

D-3.        Transfer of Account Balances. As of the Merger Date, liabilities equal to the aggregate account balances, as adjusted through the Merger Date, of each Alternative Apparel Participant shall be transferred to the Plan and shall be credited as follows:

(a)	Amounts attributable to an Alternative Apparel Participant’s contributions under the Alternative Apparel Plan shall be allocated to the corresponding accounts maintained on the Alternative Apparel Participant’s behalf under the Plan.

(b)	Amounts held in an Alternative Apparel Participant’s Employer Match account under the Alternative Apparel Plan shall be allocated to his or her Post 2007 Company Match account under the Plan.

(c)	Amounts held in an Alternative Apparel Participant’s Safe Harbor Match account under the Alternative Apparel Plan shall be allocated to his or her Prior Safe Harbor Match account under the Plan

(d)	Amounts held in an Alternative Apparel Participant’s Employer Profit Sharing account under the Alternative Apparel Plan shall be allocated to his or her Annual Company Contribution account under the Plan.

(e)	Amounts held in an Alternative Apparel Participant’s Money Purchase account under the Alternative Apparel Plan shall be allocated to his or her Prior Money Purchase account under the Plan.

Following the Merger Date, such amounts shall be subject to the terms and conditions of the Plan.

D-4.        Participation in the Plan. Each Alternative Apparel Participant on the Merger Date shall become a Participant in the Plan on January 1, 2018, subject to the conditions and limitations of the Plan. However, each Employee of Alternative Apparel, Inc. on the Merger Date shall become a Participant with respect to Before-Tax Contributions, Catch-Up Contributions, Roth Contributions, Roth Catch-Up Contributions and Matching Contributions only after the end of the 30-day opt-out period. An Alternative Apparel employee’s period of employment with Alternative Apparel, Inc. or a predecessor thereto immediately prior to the Merger Date shall be counted for purposes of satisfying the 30-day opt-out period. As soon as possible after such period, each such Alternative Apparel, Inc. employee shall be automatically enrolled in the Plan pursuant to the provisions of Subparagraphs 4.01(c) and (d) of the Plan. If the Alternative Apparel Participant was ineligible to make before-tax deferrals under the Alternative Apparel Plan immediately before the Merger Date because he or she had taken an in-service withdrawal requiring a suspension of deferrals under the Alternative Apparel Plan, such suspension shall be disregarded under the Plan.

D-5.        Vesting. Following the Merger Date, the Accounts of each Alternative Apparel Participant who completes an Hour of Services on or after January 1, 2018 shall be subject to the provisions of Subsection 10.01 of the Plan. Notwithstanding the foregoing, the Employer Match account and Employer Profit Sharing account under the Alternative Apparel Plan for each Alternative Apparel Participant who does not complete an Hour of Services on or after January 1, 2018 shall be subject to the following schedule:

Vested
Years of Service	Percentage
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 years or more	100%

An Alternative Apparel Participant’s period of employment with Alternative Apparel, Inc., or a predecessor thereto prior to the Merger Date shall be counted for purposes of determining such Alternative Apparel Participant’s Years of Service under the Plan, but only to the extent that such service would have been taken into account for vesting purposes under the Alternative Apparel Plan.

D-6.        Loans. Any outstanding loan on the Merger Date that had been made to an Alternative Apparel Participant under the Alternative Apparel Plan shall be maintained on and after the Merger Date under the Plan until all amounts of principal and interest thereon have been repaid. The terms and conditions relating to such outstanding loans shall continue as in existence prior to the Merger Date, but subject to all applicable Plan provisions and rules determined by the Committee.

D-7.        Distribution of Money Purchase Plan Benefits. Amounts held in an Alternative Apparel Participant’s Prior Money Purchase account under the Plan shall be distributed following the Alternative Apparel Participant’s Separation Date in accordance with Subparagraph 10.01(c) or by acquisition and distribution of an annuity contract providing for payment in such form and amount and at such time and under such conditions as would have been provided under the Alternative Apparel Plan. If an Alternative Apparel Participant is married and chooses payment of his or her Prior Money Purchase account under the Plan in a form other than a qualified joint and survivor annuity, his or her Spouse must consent to such election and such consent must be witnessed by a notary public.

D-8.        Committee’s Actions. The Committee shall take such actions as it deems necessary or desirable to accomplish the transfer as described in this Supplement D.

D-9.        Use of Terms. Terms used in this Supplement D shall, unless defined in this Supplement D or otherwise noted, have the meanings given to those terms in the Plan.